Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 33-60591, 333-95113, 333-99865, 333-105705, and 333-115964 on Form S-8 of our reports dated February 27, 2007, relating to the consolidated financial statements and financial statement schedules of Sierra Health Services, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph related to the adoption, on January 1, 2006, of Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment*, and on December 31, 2006, of Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*) and management's report on the effectiveness of internal control over financial reporting, appearing in this Annual Report on Form 10-K of Sierra Health Services, Inc. for the year ended December 31, 2006.

/s/ DELOITTE & TOUCHE LLP
Las Vegas, Nevada
February 27, 2007